Victoria R. Westerhaus 816.691.2427 DIRECT 816.412.9363 DIRECT FAX vicki.westerhaus@stinsonleonard.com

April 18, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington , D.C.  20549
Attn:  Don Field, Esq., and David L. Orlic, Esq., Special Counsel

Re:	Garmin Ltd. Preliminary Proxy Statement on Schedule 14A Filed April 11, 2014 File No. 000-31983

Dear Messrs. Field and Orlic:

On behalf of our client, Garmin Ltd., a company incorporated under the laws of Switzerland (the "Company"), we hereby respond to the comment the Company received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the above-referenced Preliminary Proxy Statement for its 2014 Annual General Meeting of Shareholders (the "Preliminary Proxy Statement").

Set forth below is the Company's response to the oral comment received via telephone from the Staff on April 17, 2014.  The Staff's comment is repeated in bold italics below.  The Company's responses are provided after the comment.

Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposals Twelve and Thirteen. Please revise to unbundle the following proposed amendments to Garmin's Articles of Association (the "Articles") into five separate proposals:  Article 12(3); Article 12(4); Article 22(a); Article 22(c) and Article 25.

Article 12(3) Amendment – Election and Removal of the Chair of the Board of Directors

In response to the Staff's comment, the Company respectfully notes that pursuant to the Swiss Ordinance Against Excessive Remuneration at Listed Companies (the "Swiss Ordinance"), commencing in 2014 the chairman of a Swiss company that is listed on a stock exchange is required to be elected annually by the shareholders for a term extending until completion of the next annual general meeting.  The Company's shareholders, in fact, are separately voting on the election of the chairman in Proposal Seven of the Preliminary Proxy Statement, as required by Swiss law.  As a result, and in accordance with the SEC's Compliance and Disclosure Interpretations ("CD&I") Question 101.02 issued in January 2014, the Company believes the Article 12(3) amendment is immaterial because it does not substantially affect shareholder rights (i.e., if the Company's shareholders do not approve the Article 12(3) amendment, Swiss law mandates that the shareholders must elect the chairman, regardless of whether the Company's Articles provide otherwise).

Securities and Exchange Commission
April 18, 2014

Article 12(4) Amendment – Election and Removal of the Compensation Committee

In response to the Staff's comment, the Company again respectfully notes that pursuant to the Swiss Ordinance, commencing in 2014 the members of the compensation committee of a Swiss company that is listed on a stock exchange are required to be elected annually and individually by the shareholders for a term extending until completion of the next annual general meeting.  The Company's shareholders, in fact, are separately voting on the election of Compensation Committee members in Proposal Eight of the Preliminary Proxy Statement, as required by Swiss law.  As a result, and in accordance with the SEC's CD&I Question 101.02, the Company believes the Article 12(4) amendment is immaterial because it does not substantially affect shareholder rights (i.e., if the Company's shareholders do not approve the Article 12(4) amendment, Swiss law mandates that the shareholders must elect the Compensation Committee members, even if the Company's Articles provide otherwise).

Article 22(a) Amendment – Compensation of the Board and Executive Management

In response to the Staff's comment, the Company respectfully notes that the Swiss Ordinance requires the Company to amend its Articles to determine how the general meeting will annually approve, in a binding vote, the aggregate compensation amount or maximum aggregate compensation amount for (a) the Board and (b) Executive Management.  The binding compensation vote itself is mandated by Swiss law to be held annually commencing in 2015 – the purpose of the amendment is to provide that the vote be taken prospectively, rather than retroactively.   As a result, and in accordance with the SEC's CD&I Question 101.02, the Company believes the Article 22(a) amendment is immaterial because it does not substantially affect shareholder rights (i.e., Swiss law mandates that the Company's shareholders will annually approve, commencing in 2015, in a binding vote, the (maximum) aggregate compensation of (a) the Board and (b) Executive Management – whether it has prospective or retroactive application is immaterial to the shareholders' right to approve or not approve the (maximum) aggregate amounts of such compensation).

Article 22(c) Amendment – Supplementary Amount for Changes in the Executive Management

In response to the Staff's comment, the Company respectfully advises that the Swiss Ordinance allows the Company to adopt a provision in its Articles to authorize the board, within the limits of a specified "supplementary amount," to grant compensation to newly appointed or promoted members of executive management during a compensation period for which shareholder ratification at an annual general meeting was already granted.  The Company believes the Article 22(c) amendment is inextricably intertwined with the Article 22(a) amendment, because the authority of the board for a "supplementary amount" is only necessary in light of the proposal in Article 22(a) that the vote be taken prospectively, and not retrospectively.  Only then can a situation arise that the maximum aggregate compensation amount ratified by shareholders for the next compensation period is insufficient to also cover the compensation of new members of executive management who join the company during that compensation period.  The Swiss Ordinance therefore expressly ties the "supplementary amount" authority of the board to a shareholder vote conducted on a prospective basis (Article 19 para. 2 of the Swiss Ordinance).  As a result, the Company believes the Article 22(c) amendment may be bundled with the Article 22(a) amendment in accordance with the SEC's CD&I Question 101.01.

Securities and Exchange Commission
April 18, 2014

Alternatively, the Company understands the Staff's position that this amendment may be material because it is permissive and not mandated by Swiss law; however, because the other amendments in Proposal Thirteen, including the Article 22(a) amendment, are immaterial in the Company's view, the Company believes bundling the Article 22(c) amendment in Proposal Thirteen is permissible under the SEC's CD&I Question 101.02.

Article 25 Amendment – Annual Election of the Board

In response to the Staff's comment, the Company respectfully notes that the Swiss Ordinance requires that commencing in 2014 members of the Board and the chairman be elected annually at the annual general meeting for terms expiring at the completion of the next annual general meeting.  As a result, and in accordance with the SEC's CD&I Question 101.02, the Company believes the Article 25 amendment is immaterial because it does not substantially affect shareholder rights (i.e., Swiss law mandates that the Company's shareholders will annually elect the members of the Board and chairman, regardless of whether the Company's Articles provide otherwise).

To further clarify the purpose of the amendments and the impact of the Swiss Ordinance mandates for the Company's shareholders, the Company intends to add the following language at the end of Proposal Twelve:

As described above, the Board has proposed the amendments in order to implement the provisions of the Swiss Ordinance, many of which are mandatory and already in effect.  If the shareholders do not approve this proposal, the Board will consider, if known, the reasons the shareholders did not approve the proposal and seek shareholder reconsideration of the proposal or a revised proposal at next year's annual general meeting.  Alternatively, the Board may call an extraordinary general meeting for reconsideration of the proposal or a revised proposal.

To further clarify the Swiss Ordinance mandates for the Company's shareholders, the Company intends to add the following language at the end of Proposal Thirteen:

As described above, the Board has proposed the amendments in order to implement the provisions of the Swiss Ordinance.  If the shareholders do not approve this proposal, the Board will consider, if known, the reasons the shareholders did not approve the proposal and seek shareholder reconsideration of the proposal or a revised proposal at next year's annual general meeting.  Alternatively, the Board may call an extraordinary general meeting for reconsideration of the proposal or a revised proposal.

Securities and Exchange Commission
April 18, 2014

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please contact me at 816-691-2427 or my colleague, John Granda, 816-691-3188.

Sincerely,

Stinson Leonard Street LLP

/s/ Victoria R. Westerhaus

Victoria R. Westerhaus

cc:  John A. Granda, Esq.
       Andrew R. Etkind, Vice President, General Counsel and Secretary, Garmin Ltd.
       Joshua H. Maxfield, Senior Staff Attorney, Garmin Ltd.
       David Oser, Partner, Attorney-at-law, Homburger AG

VRW/pm